EXHIBIT (a)(2)

EATON VANCE MANAGED INCOME TERM TRUST Establishment and Designation of Series of Shares of Beneficial Interest, Without Par Value June 4, 2009

     The undersigned, being at least a majority of the duly elected and qualified Trustees presently in office of Eaton Vance Managed Income Term Trust, a Massachusetts business trust (the “Trust”), acting pursuant to Section 5.1 of Article V of the Declaration of Trust dated June 4, 2009 (the “Declaration of Trust’), hereby divide the shares of beneficial interest of the Trust into four separate series (“Trust Series”) to have the following special and relative rights:

      1. The Trust Series shall be designated as follows:

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     2. Each Trust Series shall be authorized to invest in cash, securities, instruments and other property as from time to time described in the Trust’s then currently effective registration statements under the Securities Act of 1933 and the Investment Company Act of 1940. Each share of beneficial interest of each Trust Series (“share”) shall be redeemable, shall be entitled to one vote (or fraction thereof in respect of a fractional share) on matters on which shares of that Trust Series shall be entitled to vote and shall represent a pro rata beneficial interest in the assets allocated to that Trust Series, all as provided in the Declaration of Trust. The proceeds of sales of shares of each Trust Series, together with any income and gain thereon, less any diminution or expenses thereof, shall irrevocably belong to such Trust Series, unless otherwise required by law. Each share of a Trust Series shall be entitled to receive its pro rata share of net assets of that Trust Series upon liquidation of that Trust Series.

     3. Shareholders of each Trust Series shall vote separately as a class to the extent provided in Rule 18f-2, as from time to time in effect, under the Investment Company Act of 1940.

     4. The assets and liabilities of the Trust shall be allocated among the above-referenced Trust Series as set forth in Section 5.5 of Article V of the Declaration of Trust, except as provided below:

     (a) Costs incurred by each Trust Series in connection with its organization and start-up, including Federal and state registration and qualification fees and expenses of the initial public offering of such Trust Series shares, shall (if applicable) be borne by such Trust Series.

     (b) Reimbursement required under any expense limitation applicable to the Trust shall be allocated among those Trust Series whose expense ratios exceed such limitation on the basis of the relative expense ratios of such Trust Series.

     (c) The liabilities, expenses, costs, charges and reserves of the Trust (other than the management and investment advisory fees or the organizational expenses paid by the Trust) which are not readily identifiable as belonging to any particular Trust Series shall be allocated among the Trust Series on an equitable basis as determined by the Trustees.

     5. The Trustees (including any successor Trustees) shall have the right at any time and from time to time to reallocate assets and expenses or to change the designation of any Trust Series now or hereafter created, or to otherwise change the special and relative rights of any such Trust Series, and to terminate any Trust Series or add additional Trust Series as provided in the Declaration of Trust.

     6. Any Trust Series may merge or consolidate with any other corporation, association, trust or other organization or may sell, lease or exchange all or substantially all of its property, including its good will, upon such terms and conditions and for such consideration when and as authorized by the Trustees; and any such merger, consolidation, sale, lease or exchange shall be deemed for all purposes to have been accomplished under and pursuant to the statutes of the Commonwealth of Massachusetts. The Trustees may also at any time sell and convert into money all the assets of any Trust Series. Upon making provision for the payment of all outstanding obligations, taxes and other liabilities, accrued or contingent, of such Trust Series, the Trustees shall distribute the remaining assets of such Trust Series ratably among the holders of the outstanding shares. Upon completion of the distribution of the remaining proceeds or the remaining assets as provided in this paragraph 6, the Trust Series shall terminate and the Trustees shall be discharged of any and all further liabilities and duties hereunder with respect to such Trust Series and the right, title and interest of all parties with respect to such Trust Series shall be canceled and discharged.

     7. The Declaration of Trust authorizes the Trustees to divide each Trust Series and any other series of shares into two or more classes and to fix and determine the relative rights and preferences as between, and all provisions applicable to, each of the different classes so established and designated by the Trustees. The Trust Series shall have classes of shares established and designated as follows:

(a) Classes A and I

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The Trustees may designate additional classes in the future. For purposes of allocating liabilities among classes, each class of that Trust Series shall be treated in the same manner as a separate series.

IN WITNESS WHEREOF, the undersigned certifies that this amendment has been duly adopted at a meeting of the Board of Trustees held on June 4, 2009. Signed this 4th day of June, 2009.

/s/ Maureen A. Gemma	/s/ Lynn W. Ostberg
Maureen A. Gemma	Lynn W. Ostberg
Trustee	Trustee